Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended March 31,
	2017	2016

Pretax income before adjustment for noncontrolling interest	$13,442	$12,204

Add back:
Fixed charges	10,981	11,559
Distributed income of equity investees	374	58
Deduct:
Equity in earnings of equity investees	(86)	(109)
Capitalized interest	(54)	(204)
Earnings as Defined	$24,657	$23,508

Fixed Charges
Interest expense including amortization of deferred financing fees	$10,799	$11,302
Capitalized interest	54	204
Interest portion of rent expense	128	53
Fixed Charges	10,981	11,559
Preferred share dividends	1,675	1,675
Combined Fixed Charges and Preferred Dividends	$12,656	$13,234

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.95	1.78